Shanti Elixirs, LLC

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

October 31, 2019

Shanti Elixirs
2017 and 2018 Financial Statements
Income Statement

US Dollars in 000s	2017	2018
REVENUES		
NET REVENUE	**50.6**	**170.1**
COST OF GOODS SOLD		
TOTAL COST OF GOODS SOLD	**39.8**	**97.3**
GROSS PROFIT	**10.8**	**72.8**
SG&A EXPENSES		
TOTAL SG&A EXPENSES	**38.6**	**69.7**
INCOME FROM OPERATIONS	**(27.8)**	**3.2**
Depreciation	2.1	4.3
Interest	0.6	0.4
Amortization	0.2	0.3
INCOME BEFORE TAXES	**(30.6)**	**(1.9)**
Taxes	-	0.2
NET INCOME	**$ (30.6)**	**$ (2.1)**

Shanti Elixirs
2017 and 2018 Financial Statements
Balance Sheet

US Dollars in 000s	2017	2018
ASSETS		
Current Assets:		
Cash	-	-
Accounts Receivable, net	0.3	0.2
Inventory, net	6.1	12.3
Prepaid Expenses	-	-
Total Current Assets	*6.4*	*12.4*
Property & Equipment, net	14.7	10.4
Intangible Assets, net	4.0	3.7
Total Assets	$ 25.1	$ 26.5
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	2.5	0.4
Total Liabilities	2.5	0.4
Shareholders' Equity:		
Owner's Capital	53.2	58.9
Retained Earnings	(30.6)	(32.8)
Total Shareholders' Equity	22.6	26.1
Total Liabilities and Shareholders' Equity	$ 25.1	$ 26.5
	-	-

Shanti Elixers
2017 and 2018 Financial Statements
Statement of Cash Flows

US Dollars in 000s	2017	2018
OPERATING ACTIVITIES		
Net Income (Loss)	$ (30.6)	$ (2.1)
Depreciation and amortization	2.3	4.6
Adjustment to reconcile net income to operating:		
Accounts Receivable	(0.3)	0.1
Inventory	(6.1)	(6.1)
Accounts payable	2.5	(2.1)
Net Cash - Operating	**(32.2)**	**(5.6)**
INVESTING ACTIVITIES		
Purchase of property and equipment	(16.8)	-
Intangible Assets	(4.3)	-
Net Cash - Investing	**(21.0)**	**-**
FINANCING ACTIVITIES		
Owner Contributions/Withdrawals	53.2	5.6
Net Cash - Financing	**53.2**	**5.6**
Increase (Decrease) in Cash	**-**	**-**
Balance at Beginning of Period	-	-
Balance at End of Period	$ -	$ -
	-	-

Shanti Elixirs, LLC
Notes to Consolidated Financial Statements
December 2017 and 2018

NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

Shanti Elixirs, LLC ("the Company") is a limited liability corporation organized under the laws of the

State of North Carolina. The Company produces and sells flavored drink products. The Company will

conduct an equity crowdfund offering during Q4 2019 for the purpose of raising operating capital. The

Company's ability to continue as a going concern or to achieve management's objectives may be

dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles

generally accepted in the United States of America ("US GAAP").

2. Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that

affect certain reported amounts and disclosures. Accordingly, actual results could differ from those

estimates.

3. Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of

three months or less when purchased.

4. Income Taxes:

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in

the state of North Carolina. The Company's tax filings in the State of North Carolina will be subject to

review by that State for three years from the original filing date.

5. Revenue Recognition:

Revenues from product sales are recognized when title passes to the customer, which generally occurs upon purchase. Sales are recorded net of any discounts and refunds.

6. Inventory:

Inventory consists of packaged product and the ingredients that go into making the drink products. Inventory is stated at the lower of cost or market and cost is determined using the first-in, first-out (FIFO) method. The company performs inventory counts at the end of each year and records valuation allowances when necessary. No valuation allowance was considered necessary for 2017 and 2018.

7. Accounts Receivable:

Accounts receivable is stated at the amount the Company expects to be able to collect from outstanding balances at year end. The Company uses the allowance method for recording expected uncollectible accounts. No bad debt allowance was considered necessary for 2017 and 2018.

8. Property and Equipment:

Property and equipment are stated at cost, and are depreciated using the straight line method. Major repairs and improvements are capitalized, while normal maintenance items are expensed when incurred. Upon disposal or retirement, the asset and associated accumulated depreciation are removed from the balance sheet and any gain or loss is recognized.

NOTE C: CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D: Subsequent Events

Management has evaluated subsequent events through October 2019, the date that the financial

statements were available for issuance, and has determined that no additional disclosures are

necessary.

NOTE E: Member Liability

The Company is a limited liability company. The financial liabilities and obligations of each member are

limited to their respective capital contributions.